Pioneering Regenerative Medicine

Presented by: Steven Victor MD
Chairman/CEO



IntelliCell™
BioSciences

Safe Harbor

Statements in this presentation that are not descriptions of historical facts are forward-looking statements relating to future events, and as such all forward-looking statements are made pursuant to the Securities Litigation Reform Act of 1995. Statements may contain certain forward-looking statements pertaining to future anticipated or projected plans, performance and developments, as well as other statements relating to future operations and results. Any statements in this presentation that are not statements of historical fact may be considered to be forward-looking statements. Words such as "may," "will," "expect," "believe," "anticipate," "estimate," "intends," "goal," "objective," "seek," "attempt," or variations of these or similar words, identify forward-looking statements. These forward-looking statements by their nature are estimates of future results only and involve substantial risks and uncertainties, including but not limited to risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, successful completion of the Company's proposed restructuring, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed from time to time in our reports filed with the Securities and Exchange Commission. There can be no assurance that our actual results will not differ materially from expectations and other factors more fully described in our public filings with the U.S. Securities and Exchange Commission, which can be reviewed at www.sec.gov.

Corporate Profile

- Intellicell™ Biosciences, Inc. is an emerging leader in regenerative medicine using adipose (fat) derived stromal vascular fraction containing adult stem cells

- To date, the Company has developed proprietary technologies that allows for the efficient and reproducible separation of stromal vascular fraction (branded "IntelliCell™") containing adipose stem cells that can be performed in Centers of Excellence and in doctor's offices

- The Company's wholly owned sub will be engaged in clinical studies at major medical centers to obtain FDA approval for clinical indications for their IntelliCells™

What Is Regenerative Medicine?



Regenerative Medicine is a rapidly expanding set of innovative medical technologies that restore function by enabling the body to repair, replace, and regenerate damaged, aging or diseased cells, tissues and organs.

Why the Excitement Over IntelliCell™ BioSciences?



Using autologous Adipose (Fat) Stem Cells:

- No risk of disease transfer

- No risk of rejection or allergic reaction

- Easy to harvest fat

- High number of stem cells harvested

- Same day-same clinic procedure

- FDA 361 Complaint



Why Adult Stromal Vascular Fraction (SVF's)

SVF's exhibit stable growth and proliferation kinetics and can differentiate toward osteogenic, chondrogenic, adipogenic, myogenic, or neurogenic lineages *in vitro* (Zuk et al., 2002; Izadpanah et al., 2006; Romanov et al., 2005). Furthermore, a group has recently described the isolation and culture of SVF's with multipotent differentiation capacity at the single-cell level (Rodriguez, et al., 2005).

Using these attractive cell populations, recent studies have explored the safety and efficacy of implanted/administrated SVF's in various animal models. Furthermore, clinical trials using SVF's have been initiated in some medical subspecialties.

FDA 361



Title 21 CFR 1271.10(a) sets out the criteria that form the foundation of FDA's tiered, risk-based approach to regulating HCT/Ps. HCT/Ps that meet all of these criteria are subject only to regulation under section 361 of the PHS Act and the regulations in 21 CFR Part 1271. (An HCT/P that falls into this category is referred to as a "361 HCT/P"). No premarket approval is required.

FDA 361 also states cells must be used same procedure

FDA 1271.10 (a)

Title 21: Food and Drugs

PART 1271: HUMAN CELLS, TISSUES, AND CELLULAR AND TISSUE-BASED PRODUCTS

Subpart A: General Provisions

1271.10 - Are my HCT/P's regulated solely under section 361 of the PHS Act and the regulations in this part, and if so what must I do
  (a) An HCT/P is regulated solely under section 361 of the PHS Act and the regulations in this part if it meets all of the following criteria:

(1) The HCT/P is minimally manipulated;

(2) The HCT/P is intended for homologous use only, as reflected by the labeling, advertising, or other indications of the manufacturer's objective intent;

(3) The manufacture of the HCT/P does not involve the combination of the cells or tissues with another article, except for water, crystalloids, or a sterilizing, preserving, or storage agent, provided that the addition of water, crystalloids, or the sterilizing, preserving, or storage agent does not raise new clinical safety concerns with respect to the HCT/P; and

(4) Either:
   (i) The HCT/P does not have a systemic effect and is not dependent upon the metabolic activity of living cells for its primary function; or
  (ii) The HCT/P has a systemic effect or is dependent upon the metabolic activity of living cells for its primary function, and:
      (a) Is for autologous use;
      (b) Is for allogeneic use in a first-degree or second-degree blood relative; or
      (c) Is for reproductive use.

IntelliCell™ Cell Process



Autologous Homologous Cells for on label or off label Physician Use

Minimal Manipulation

(1) For structural tissue, processing that does not alter the original relevant characteristics of the tissue relating to the tissue's utility for reconstruction, repair, or replacement; and

(2) For cells or nonstructural tissues, processing that does not alter the relevant biological characteristics of the cells or tissues

Guidance for Industry and FDA Staff: Minimal Manipulation for Structural Tissue Jurisdiction Update

For purposes of determining whether a structural tissue product is minimally manipulated, a tissue characteristic is "original" if it is present in the tissue in the donor. A tissue characteristic is "relevant" if it could have a meaningful bearing on how the tissue performs when utilized for reconstruction, repair, or replacement. A characteristic of structural tissue would be relevant when it could potentially increase or decrease the utility of the original tissue for reconstruction, repair or replacement.

IntelliCell BioSciences Protocol

Ultrasonic Cavitation

Normal Saline

Millipore Filter

Centrifuge

CD Antibody Millipore Study

Homologous Use

Definition: which is a use of the stem cells for the same type or purpose as the origin of that particular stem cell. Thus, a homologous use for a stem cell obtained from the bone marrow would be for a blood or hematological condition.

Adipose Derived Regenerative Cells. These SVF cells DO NOT originate in the fat. This terminology is misleading and inaccurate.

Stromal Vascular Fraction. These SVF cells actually reside in the outer wall of the blood vessels that are in the adipose tissue

Homologous use of these cells

 i.e. SVFs are in the order of the same purpose of these cells;

Trophic Support - Angiogenesis via cytokine secretion

Differentiation - makes new tissue NEURAL TISSUE-

Homing - goes to the site of damage

Revascularization - growing of new blood vessel

Anti-apoptosis - stops cell death

Testing Using a Flow Cytometer

This is a laser that measures cell count and viability



Cryo-Preservation

IntelliCells™ can be cryo-preserved for future use.



IntelliCell™ Stromal Vascular Fraction "The Soup"



SVF cellular composition:

Adult adipose stem cells (Mesenchymal)

Pre-adipocytes cells

Endothelial Cells

Smooth muscle cells

Pericytes

Fibroblasts

Growth Factors

Also Blood Cells from the capillaries supplying the fat cells including:

Erythrocytes

B &T cells

Macrophages

Monocytes

Mast Cells

Natural killer (NK) cells

Hematopoietic stem cells
Endothelial progenitor cells

IntelliCell™ BioScience Patent & Provisional Patents Filed



- UltraSonic Cavitation for the production of SVF (IntelliCell™) for Adipose Tissue

- Intradermal injections of SVF (IntelliCell™) for the treatment of wrinkles, skin tightening, acne scars, burns, scars, hair growth and gum recession

- Intradermal injection for hair loss



UltraSonic Cavitation vs. Enzymatic 60 cc Adipose Tissue

IntelliCell™ BioSciences

UltraSonic Cavitation Patent Pending	Collaganese Enzyme Maybe Maximal Manipulated by FDA
20–33 Million Cells per ML	3–8 Million Cells per ML
5–8 % Dead Cells	15–30 % Dead Cells
1–3 % Debris	5–15 % Debris
Total Volume of Cells 40–50 cc	Total Volume of cells 20 cc
Total Dose 500 Million–1.2 Billion Cells	Total Dose 50–70 Million Cells
COST OF DISPOSABLES APPROX $12 MANUFACTURING TIME 30 MINUTES	COST OF DISPOSABLES APPROX $1000+ MANUFACTURING TIME 150 MINUTES

The Science

How it Works:

- IntelliCell™ technology process yields stromal vascular fraction which is a functionally diverse cell population of cells that it is believed to be synergistic and able to communicate with other cells in their local environment. The mechanism of action of the stromal vascular fraction which we have branded as "IntelliCell™" is more than regenerative. The mixture of cells have multiple functions and are highly integrated and we believe more potent then the adipose stem cells themselves

- IntelliCell™ technology should be viewed as an autologous multiple function complex solution to therapeutic treatments. Due to these unique characteristics IntelliCell™ therapy can be applied in a vast variety of traumatic and developmental diseases

Panacrine Secretion

Adipose tissue actively participates in endocrine processes by secreting cytokines and growth factors. ASCs secrete high levels of epidermal growth factor (EGF), vascular endothelial growth factor (VEGF), basic fibroblast growth factor (bFGF), keratinocyte growth factor (KGF), platelet-derived growth factor (PDGF), hepatocyte growth factor (HGF), transforming growth factor-beta (TGF-β), insulin-like growth factor (IGF), and brain-derived neurotrophic factor (BDNF)

They also secrete cytokines such as Flt-3 ligand,granulocyte colony stimulating factor
(G-CSF), granulocyte/macrophage colony stimulating factor (GM-CSF), macrophage colony stimulating factor (M-CSF), interleukin-6 (IL-6), interleukin-7 (IL-7), interleukin-8 (IL-8), interleukin-11 (IL-11), interleukin-12 (IL-12), leukemia inhibitory factor (LIF), and tumor necrosis factor-alpha (TNF-α).

Regenerative cell functions include

Anti-inflammatory / Immunomodulation

Trophic Support - Angiogenesis via cytokine secretion

Differentiation - makes new tissue NEURAL TISSUE

Homing - goes to the site of damage

Revascularization - growing of new blood vessel

Anti-apoptosis - stops cell death



Business Model- Revenues

1. Sell Suite of Lab equipment plus protocol to individual physician or surgery centers for use on their patients only. ICBS lab tech run the specimen. Quality control and payment assured.

2. Centers of Excellence where patients receive treatments & physicians can bring their patients for treatment

3. Cryo-storage

4. International Licence Program

   a. Canadian Licence secured by RegenaStem Inc. who will operate as IntelliCell Biosciences of Canada Inc.

   b. Australian License signed

Potential Collaborations & Collaborations



1. Millipore, Division of Merck Germany for cumulation of data and quality control of specimens by flow cytometry

2. Major University Center for FDA Clinical Indications

    a. Paralysis

    b. Lower Back Pain

    c. Diabetes Type I

    d. Congestive Heart Failure

1. Numoda acting as our CRO



2. Cleveland Clinic for Multiple Sclerosis



Management for USA

Dr. Steven Victor, Chairman/CEO

- Cosmetic Dermatologist for over 20 years, author
- Developed initial products for Medicis (MRX)
- Founder LaserSculpt Network, Graduated NYU and New York Medical College

Mitchell Rubin, Consultant & proposed COO/CFO

- Chief financial officer and treasurer of AeroGrow International Inc., a start-up, consumer product company that successfully executed a multi-channel launch for the AeroGarden™ achieving $40 million in sales in the second year of the launch
- While CFO of AeroGrow, Mitch successfully completed and registered three PIPE equity offerings aggregating $22 million in gross proceeds, secured $14.5 million in asset based debt and attained NASDAQ listing within six months of the company's initial trading on the OTCBB

Jonathan Schwartz ,VP National Sales Director

- 30 years experience in the medical device industry
- Consulting for medical technology companies that are startups, overseas, or looking to expand and grow business. Have extensive network of contacts in North America, Europe, South America and Asia

Anthony DiPetra

Donald Barressi

Board of Directors

Stuart Goldfarb former CEO Bertelsmann's Direct
Leonard Mazur COO Triax, former EVP Sales & Marketing Medicis
Steven Victor MD Chairman/CEO IntelliCell BioSciences

Board of Advisors

- Dr Alberto Goldman, Plastic Surgeon, Brazil
- Dr James Andrews,Sports Orthopedics Andrews Institute for Sports Medicine
- Dr Jeff Dugas Andrews,Sports Orthopedics Andrews Institute for Sports Medicine
- Dr Joshua Hackel Andrews,Sports Orthopedics Andrews Institute for Sports Medicine
- Kevin Wilks Andrews,Sports Orthopedics Andrews Institute for Sports Medicine
- Wilson Tawe MBA. PhD. Millipore Inc
- Dr Sydney Coleman, Plastic Surgeon, New York
- Dr Greg Cavaliere, Orthopedic Surgeon, NY Rangers
- Dr Anthony Mandoldo, Orthopedic Surgeon, NY Rangers
- Dr Nicholas Toscano, Periodontitis, Editor in Chief JIAD
- Dr Peter Bruno, Internist, New York City
- Jack Schneider, former President Allen & Co.
- Dr Eric Richter, Neurologist, Chief LSU
- Dr Norman Rowe, Plastic Surgeon, New York City

Management for Canada

Jason Kane, Presdient and Founder RegenaStem

- President and CEO of Evolutionary Strategies for 12 Years, Business Marketing, Internet Specialist
- President and CEO of MediVet Canada Inc. Launched 1st in-clinic stem cell procedures for veterinarians in Canada.

Dr. Nick Vaccaro, CEO of RegenaStem

- Chiropractor: Private Practice for 28 years
- CEO Restair Products Inc. Invented, patented, manufactured in orient and imported for sale in Canada and U.S. novel air mattress system.
- CEO Renaissance Hockey Group. Secured Trademark for of World Hockey Association and attempted re-launch of League during NHL strike with National and International Attention.
- CEO Renaissance Wellness Suites. Set to start construction in spring 2012: Novel Adult Multi-Unit Residence Chain with a focus on Wellness and Rejuvenation. Patents Filed.

Dr. Sondeep Kohli, MD FSCPC, Chief Medical Officer of RegenaStem

- Internal Medicine & Critical Care, Oakville Trafalgar Memorial Hospital
- Assistant Clinical Professor (adjunct) of Medicine, McMaster University
- Chair, Cardiac Arrest Committee
- Halton HCS Medical Director
- President, bioAnalytics
- President, AVIVA
- CEO, Triomi Medical Innovations Inc.

Management for Canada

Jospeh Trombetta, Chief Financial Officer of RegenaStem

- President and Owner of Titan Mortgages Group
- 20 years of extensive experience with financial strategies dealing with banks, trust companies and private investors.

Luciano Butera B.A. (Hons) LL. B, Chief Legal Counsil of RegenaStem

- Executive Management Team, National Automotive Finance Company – providing legal advice to the CEO and COO as well as various departments.
- 18 years of experience has allowed Mr. Butera to form dealer groups, national online sub-prime services across Canada.
- Mr. Butera practiced law at Chown Cairns, LLP, Niagara Region's largest and most respected Law Firm advising on corporate, commercial and litigation matters.
- Graduate of Osgoode Hall Law School.